MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

    Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to help the reader of the unaudited interim consolidated financial statements understand ViRexx Medical Corp. (“ViRexx” or “the Company”), our operations and our present business environment as of May 14, 2008. This MD&A should be read in conjunction with our March 31, 2008 unaudited interim consolidated financial statements and the accompanying notes thereto.  These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Unless otherwise indicated, all amounts are expressed in Canadian dollars.  This MD&A includes the following sections:

▪
Our Business – a general description of our business including a brief overview of our product candidates; a corporate update; our outlook for 2008 and the general challenges and risks related to our business and industry.

▪
Operations Review – an analysis of our consolidated results of operations presented in the unaudited interim consolidated financial statements for the three months ended March 31, 2008 compared to the prior year.

▪	Liquidity and Capital Resources – an analysis of cash availability and cash flows; off-balance sheet arrangements and contractual obligations;

▪	Controls and Procedures – an analysis of disclosure controls and procedures, as well as internal controls over financial reporting.

▪
Critical Accounting Policies and Estimates – a discussion of significant accounting policies that require critical judgments and estimates, along with a discussion of the future impact of accounting standards that have been issued but are not yet effective.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other written reports and releases and oral statements made from time to time by us contain “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking information or statements. Forward-looking information and statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking information or statements. Management of the Company believes that the expectations reflected in such forward-looking information and statements are reasonable due to their intimate knowledge of the business of the Company and are based on past experience with businesses similar to the Company, but no assurance can be given that these expectations will prove to be correct and such forward-looking information and statements included in, or incorporated by reference into, this prospectus should not be unduly relied upon. These statements are made as of the date of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” should not be relied upon as representing the Company’s views on any subsequent date.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking information or statements. Such factors include risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect our intellectual property, dependence on our collaborative partners, additional long-term capital requirements and our stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking information or statements.  No forward-looking statement is guaranteed and actual results may vary materially.  Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances except as required by regulators.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

OUR BUSINESS

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer.

We have currently three proprietary platform technologies: Chimigen™ Vaccines, targeted-autothrombogenic cancer therapy (“T-ACT™”) and antibody-based immunotherapy (“AIT™”), all of which are based on the principle of harnessing the body’s power to fight disease.

As at April 30, 2008, the Company had $0.5 million in cash, cash equivalents and short-term investments.  We remain focused on advancing our technology platforms and securing the appropriate financing, collaboration and/or license agreements and continue to apply our limited resources to these activities.  We have been working with our vendors to secure payment plans that meet our obligations while enabling us to focus our attention on the advancement of our technology platforms and our financing initiatives.  Based on our current estimates and expected operating activities there are sufficient resources to carry the operations of the Company into the second quarter of 2008.

Chimigen™ Platform Technology

The Chimigen™ Platform technology is being used to develop therapeutic as well as prophylactic vaccines for the treatment of different viral diseases.

Two Chimigen™ HBV Therapeutic Vaccine candidates are currently being evaluated in laboratory studies.

Two Chimigen™ HCV Therapeutic Vaccine candidates are currently being evaluated in both ex vivo assays and in animals.  Several avian influenza vaccine candidates have been produced using Chimigen™ Vaccine Platform and two potential candidates have been selected.  These are currently being evaluated in laboratory studies, to be followed by evaluation in animals.

Two Chimigen™ Avian Influenza Prophylactic Vaccine candidates have been produced and their immune responses are currently being evaluated in laboratory studies.  Following the completion of these studies, the vaccines will be ready for evaluation in the appropriate animal models.

ViRexx is continuing its research collaboration with Defence Research and Development Canada Suffield (“DRDC Suffield”) and with National Research Council Canada's National Institute for Nanotechnology (“NINT”) to study ViRexx's proprietary Chimigen™ Vaccine platform, with networking and financial contributions from the National Research Council of Canada Industrial Research Assistance Programme (“NRC-IRAP”). The DRDC Suffield collaboration is evaluating the use of Chimigen™ Vaccines for biodefence applications and the studies at NINT are evaluating the targeted nanoparticle properties of Chimigen™ Vaccines for various biomedical uses, including immunotherapy and siRNA delivery.

T-ACT™ Platform Technology

The T-ACT™ Platform technology is designed to cut off the blood supply to hypervascular tumours, leading to tumor tissue starvation and death. The lead product candidate of the T-ACT™ Platform is Occlusin™ 50 Injection, a treatment for primary cancer of the liver.  The Phase I study of Occlusin™ 50 Injection in liver cancer patients was completed in the third quarter of fiscal 2007.  The product was found to be safe, simple to administer, and effective as an embolic agent. There were no clinically important safety concerns related to treatment with Occlusin™ 50 Injection. Of the 12 patients treated with Occlusin™ 50 Injection as part of a transcatheter aterial chemoembolization (“TACE”) procedure, three patients have undergone liver transplantation.  TACE is the treatment of choice to control tumour progression in patients who are being considered for liver transplantation. Liver transplantation is the optimal treatment for primary cancer of the liver in selected patients, because it essentially “cures” the liver cancer and any underlying liver disease that might lead to the reappearance of the cancer. Partnering discussions are ongoing with respect to this product candidate.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

The second product candidate from the T-ACT™ Platform is Occlusin™ 500 Artificial Embolization Device (“AED”), an embolic agent designed to treat hypervascular tumours including uterine fibroids. This device is delivered by catheter to the arteries feeding the tissue to be treated.  Unlike other embolic agents, Occlusin™ 500 AED undergoes natural breakdown in the body and ultimately disappears. We are continuing preclinical testing of this product candidate, which will likely be completed during the first half of 2008.  Methods to increase the efficiency of Occlusin™ 500 AED manufacturing are currently being evaluated.

AIT™ Platform Technology

The Company’s AIT™ technology platform, takes an immunological approach to cancer treatment by stimulating an anti-tumour immune response through the use of monoclonal antibodies (“Mabs”). ViRexx has a number of drug candidates in various stages of development including OvaRex® MAb, a Phase II drug candidate for ovarian cancer; BrevaRex® MAb, a Phase I drug candidate for breast cancer; and ProstaRex™ MAb and GivaRex™ MAb both in preclinical development for prostate and pancreatic cancers respectively.

ViRexx is actively exploring the use of its proprietary monoclonal antibodies for the treatment of cancer in combination with chemotherapeutic agents.  After a disappointing outcome with OvaRex® MAb as a mono-immunotherapy, we believe there remains value in the platform when the antibodies are administered in conjunction with chemotherapy.  Following termination of the development agreement between United Therapeutics Corporation and AltaRex Medical Corp. (“AltaRex”), a wholly owned subsidiary of ViRexx, the entire development program for the AIT™ Platform now resides with ViRexx.  Exploring new treatment paradigms and new partnerships will be the focus for 2008.

CORPORATE UPDATE
As announced on March 31, 2008 we expect to file a final short form prospectus for a rights offering in May 2008.  The subscription price has not yet been determined and will be equal to the weighted average of the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the offering, less a discount of 25%.  The Company has applied to list on the TSX the rights distributed under the short form prospectus and the shares issuable upon the exercise of the rights.  Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.  The Company has applied to list the shares issuable upon the exercise of the rights (but not the rights themselves) on the American Stock Exchange (“AMEX”). Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.  The offering will only be available to existing shareholders on the, as yet to be determined, record date.  The Company is continuing negotiations to secure a Standby Guarantor for the rights offering.  If successful, the Company anticipates raising net proceeds to provide approximately 12 months of operating capital.  In the event these negotiations are not successful, the Board of Directors of the Company will undertake a strategic review of its alternatives.

On April 3, 2008 Mr. Peter P. Smetek, Jr. ceased to be a director of the Company.  Mr. Darrell Elliott, Mr. Doug Gilpin, Mr. Jacques Lapointe, Mr. Michael Marcus and Mr. Yves Cohen continue to serve as the Company’s Board of Directors.

On April 23, 2008 Mr. Erich Bam ceased to be an Officer of the Company and no longer acts as the Chief Operating Officer.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

OUTLOOK

Depending on the successful completion of the Rights Offer announced on March 31, 2008 or other source of financing, the following section describes the Company’s strategic plan.

The Company’s strategic plan calls for the achievement of a number of significant milestones over the next 12 months:
•	Demonstrate in vivo immune response to multi-antigen Chimigen™ Hepatitis B Therapeutic Vaccine in preclinical models;

•	Demonstrate in vivo efficacy of Chimigen™ WEEV Vaccine in preclinical models;

•	Demonstrate ex vivo immunological efficacy of Chimigen™ Influenza Vaccine in laboratory assays;

•	Implement Chimigen™ Western Equine Encephalitis Virus (“WEEV”) Vaccine development plan, should funding from the U.S. National Institutes of Health (“NIH”) be received;

•	Demonstrate proof of principle of Chimigen™ Bio-nanoparticle vaccine for siRNA delivery;

•	Establish a partnership for the development and commercialization of Occlusin™ products in Europe and / or Asia;

•	Completion of data review and assessment of the AIT™ Platform development strategy;

•
Initiation of a Phase II clinical trial by the Gynaecologic Oncology Group (“GOG”) examining OvaRex® MAb in conjunction with cyclophosphamide in ovarian cancer patients who have relapsed and undergone a second round of chemotherapy; and

•	Establish partnership for development and commercialization of OvaRex® MAb as front-line therapy in Europe.

The Company’s Chimigen™ Platform has promise for the future.  ViRexx is continuing to develop these novel immunotherapies for high value infectious disease markets.  Over the next two years, the Company will increasingly focus its research and development efforts on advancing its current candidate Chimigen™ Therapies into clinical development and seeking corporate partners at the appropriate time.

The Company has identified a promising Chimigen™ Hepatitis B Therapeutic Vaccine, which includes multiple antigens shown to be involved in a therapeutic immune response in patients who cleared hepatitis B virus infection.  ViRexx hopes to initiate a clinical trial for its Chimigen™ Hepatitis B Therapeutic Vaccine with a partner in the second half of 2009.  ViRexx’s Chimigen™ Hepatitis C Therapeutic Vaccine is being developed for the treatment of chronic hepatitis C infection. The Company currently has two ex vivo tested vaccine candidates in this program.  Continued efforts in 2008 will be directed towards the final selection of a Chimigen™ Hepatitis C Therapeutic Vaccine candidate for clinical testing.

The other product candidates include Chimigen™ Avian Influenza vaccines against pandemic influenza, Chimigen™ Biodefense vaccines against biological threat agents, and development of immune-targeted bionanoparticles. Several potential Chimigen™ Avian Influenza Vaccine candidates have been produced and are being evaluated for their efficacy.

In collaboration with the DRDC Suffield, ViRexx is evaluating Chimigen™ Vaccines for use in biodefense.  In this program, the Company is focusing on two candidate vaccines for WEEV.  Based on the results from these studies, the Company was encouraged to apply for a biodefense development contract, which was submitted to the NIH in January 2008. The application is under review and the result is expected in the fall of 2008.

Looking toward its next generation Chimigen™ Platform products, the Company has established research collaboration with the NINT for developing targeted bionanoparticles using the Chimigen™ Platform. If successful, Chimigen™ Bionanoparticle technology could be used for targeting immune cells to modulate specific pathways of immune responses and also for use in siRNA delivery and immunomodulator vaccine development.

The Company is actively investigating partnering interest in both Europe and China for its embolotherapeutic agent Occlusin™ 500 AED.  These prospects are expected to be brought to a conclusion in 2008.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

The Company is of the view that strong opportunities exist in Asian markets, where there is a high incidence of liver cancer, for the further development and commercialization of Occlusin™ 50 Injection. The Company will investigate the co-development of this therapeutic agent with a regional partner by taking it into a pivotal trial in the Asian market.

Interest remains high between ViRexx and other parties to refine the best strategy for proceeding with development and commercialization of the AIT™ Platform product pipeline.  The rights to the AIT™ Platform and its several antibodies, including OvaRex® MAb, which had been licensed to United Therapeutics Corporation, have been repatriated to ViRexx.

OvaRex® MAb for the treatment of late stage ovarian cancer patients in combination with front-line chemotherapy is being evaluated by ViRexx and an appropriate partner with the possibility of commencing a new trial in this treatment area.  An earlier Phase II study for OvaRex® MAb showed promising results for the use of OvaRex® MAb in conjunction with front-line chemotherapy.  Not only was OvaRex® MAb safe to use in this new setting, but cellular immune responses to the tumor antigen were seen. The use of non-selective chemotherapy combined with targeted immunotherapy is being recognized as a new cancer treatment paradigm by the medical community.

This new treatment mode for OvaRex® MAb in combination with chemotherapy represents an exciting opportunity that ViRexx is also actively exploring with the GOG in the context of a Phase II clinical trial that may be initiated in 2008.  The trial, if and when it proceeds, will explore the use of OvaRex® MAb in conjunction with cyclophosphamide, a chemotherapeutic drug known to have immune modulating effects.  To enroll, patients must have relapsed and undergone a second round of chemotherapy.  This trial will seek to broaden our experience in using combination chemo-immunotherapy in treating ovarian cancer.

BrevaRex® MAb is a high affinity antibody specific to the tumor associated antigen, MUC-1, which is present in cancers of the breast and pancreas as well as in multiple myeloma.  BrevaRex® MAb was shown to be safe in a Phase I clinical trial in patients with MUC-1 expressing tumors.  ViRexx has worldwide rights for licensing BrevaRex® MAb, with established license agreements for some European territories.  The remaining antibodies in the AIT™ Platform include ProstaRex™ MAb and GivaRex™ MAb, both in the pre-clinical stage targeting prostate and pancreatic cancer respectively.

RISKS AND UNCERTAINTIES

Operating in a highly competitive environment provides unique opportunities for our Company.  However, challenges and risks accompany those opportunities. We are also subject to risks inherent in the biotechnology industry that are not always predictable or within our control.

Management has identified certain challenges and risks that are critical to our success.  Four key challenges and risks are discussed below:

Continued Operations

 Our consolidated financial statements included in this interim report were prepared assuming that we will continue as a going concern. Our ability to sustain operations for more than a 12 month period without further financing cannot be assured. Without additional funding we will have inadequate funds to continue our existing corporate, administrative, and operational functions beyond the second quarter of 2008.  For further discussion on our plans to address this risk, please refer to the “Liquidity and Capital Resources” section of this document.

Achieving Regulatory Approval

The U.S. Food and Drug Administration (“FDA”) regulates the development, testing, manufacture, record-keeping, labeling, distribution, and promotion of pharmaceutical products in the United States pursuant to the Food, Drug, and Cosmetic Act and related regulations. We must receive approval by the FDA prior to commercial sale in the U.S. Similar regulations are enforced by Health Canada, the European Medicines Agency (“EMEA”) and by other regulatory agencies in each jurisdiction in which we seek to do business. If we are unable to successfully obtain approval to commercialize any product candidate, this would materially harm our business, impair our ability to generate revenues and adversely impact our stock price.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

Preclinical and Clinical Trial Results

Before obtaining regulatory approval for sale, each of our product candidates must be subjected to extensive preclinical and clinical testing to demonstrate safety and efficacy for each proposed indication for human use. Our success will depend on the successful outcome of these preclinical testing and clinical trials. There are multiple risk factors associated with conducting clinical trials of our investigational drug and device product candidates. A prime risk factor of clinical trials is that the study outcome may reveal that the product candidate does not demonstrate the anticipated level of effectiveness in the target patient population. Such outcomes may adversely affect the approvability of the potential product by regulatory agencies. Similarly, clinical trials may show that an investigational product causes unacceptable adverse events in the patient population to be treated with the drug.

Although the FDA and EMEA have granted Orphan Drug Status to OvaRex® MAb for its use in ovarian cancer, this status does not diminish any of the requirements for market approval. Given the uncertainty surrounding the regulatory and clinical trial process, we may not be able to develop safety, efficacy or manufacturing data necessary for approval of this or any of our product candidates. In addition, if approval is received, such approval may be limited in scope and affect the commercial viability of such product candidate.

Competitive Products and Technologies

Our success depends upon us maintaining our competitive position in the research, development, and commercialization of products and technologies in our areas of expertise. Competition from pharmaceutical, chemical and biotechnology companies as well as universities and research institutes is expected to increase.

We are aware of several potential competitors that are at various stages of development or that have commercial sales of products that may address similar indication as our products. The success of our competitors and their products may have a material adverse impact on our business, financial condition, and results of operations.

For a complete discussion of the risk factors, see “Item 3D: Risk Factors” in Part I of the Company’s Form    20-F for the fiscal year ended December 31, 2007, available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All four of these challenges and risks: continuing operations; achieving regulatory approval; preclinical and clinical trial results; and competitive products and technologies have the potential to have a material adverse effect on the Company; however, subject to appropriate financing we believe ViRexx is well positioned to appropriately address these challenges and risks.

OPERATIONS REVIEW

	For the Three Months Ended
	March 31, 2008	March 31, 2007
Revenue	-	-
Research and development expense	$630,277	$1,125,252
Corporate administration expense	1,057,838	1,464,910
Net loss and comprehensive loss	(1,723,457)	(2,924,027)
Basic and diluted loss per common share	(0.02)	(0.04)
Cash and cash equivalents and short-term investments	$1,088,666	$8,224,912

For the three months ended March 31, 2008, the net loss was $1,723,457 or ($0.02) per common share, as compared to $2,924,027 or ($0.04) per common share for the three months ended March 31, 2007. The $1,200,570 decrease in net loss is mainly attributable to the following, as more fully described in the following sections.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

•	Decrease in amortization expense and future income tax recovery of $849,922 due to the impairment of acquired intellectual property and related future income tax recovery recorded in December 2007.
•	Decrease in overall research and development costs due to lower clinical trial costs, employee related expenditures and manufacturing costs related to the Occlusin™ 500 AED.
•	Corporate administration costs were lower due to decreased capital raise expenditures of $389,000 in 2008 compared to 2007.

During the three months ended March 31, 2008, research and development costs for the Chimigen™ Platform were offset by a $93,254 financial contribution from the NRC-IRAP.

Research and Development

	For the Three Months Ended
	March 31, 2008	March 31, 2007
Contract research costs	$ 70,334	$ 60,686
Clinical trial costs	40,726	21,180
Clinical material manufacturing costs	573	227,077
Employee related costs	268,797	461,871
Other research and development costs	249,847	354,438
	$ 630,277	$ 1,125,252

Research and development expenses for the three months ended March 31, 2008, were $630,277 compared to $1,125,252 for the same period ended 2007, a decrease of $494,977 or 44%.

This decrease in research and development spending can be attributed to deferring costs until financing is arranged as well as to the following factors:

•	Increased contract research costs for a long-term implant study costing $9,000 for Occlusin™ 500 AED;
•
There are currently no clinical trials being performed in 2008 compared to the 2007 when the Phase I study of the Chimigen™ Hepatitis B Vaccine was performed.  The cost incurred in 2008 is a final investigator costs related to this study;

•	In 2007, costs were incurred for GMP manufacturing for the Occlusin™ 500 AED which started in September 2006 and ended in June 2007;

•
Employee related costs are substantially lower by approximately $109,000 due to decreased staff levels, funding granted from  Alberta Heritage Foundation for Medical Research (“AHFMR”) - Industrial Research Fellowship $12,500 which began in April 2007, and an increase in NRC-IRAP funding of $12,817; and

•
Initial ramp-up and commercialization processes related to OvaRex® MAb were included in other research and development costs in 2007 with no similar costs incurred for the three-month period ended March 31, 2008 resulting in a decrease of approximately $110,000.

Corporate Administration

	For the Three Months Ending
	March 31, 2008	March 31, 2007
Business development costs	$ 72,023	$ 179,455
Employee related costs	59,250	286,452
Other administration costs	926,565	999,003
	$ 1,057,838	$ 1,464,910

Corporate administration expenses for the three months ended March 31, 2008, totaled $1,057,838, a decrease of 28% or $407,072 from $1,464,910 for the three months ended March 31, 2007.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

    During the period, efforts continued on business development including the pursuit of potential partnerships and finance arrangements for product candidates and technology platforms.  The significant decrease from 2007 in business development of $107,432 or 60% is a direct result of a reduction of management personnel in this department.

During the period there was a decrease from 2007 of $227,202 in employee related costs.  Employee related costs savings have been offset by higher consulting and travel costs incurred by senior management consultants for the three month period ended March 31, 2008.

Other Income (Expense)

Other income primarily consists of interest income earned on our cash and cash equivalents and short-term investments. Interest income for the three months ended March 31, 2008 was $11,686, a decrease of $72,924 or 86% from $84,610 for the corresponding period ended March 31, 2007. At March 31, 2008, we had $1,088,666 in cash and cash equivalents and short-term investments compared to $8,224,912 at March 31, 2007; we therefore earned less interest income on the lower balance.

Future Income Taxes

The future income tax recovery for the three months ended March 31, 2008, was $nil compared to a recovery of $228,193 for the three months ended March 31, 2007.

On the acquisition of AltaRex in 2004, the premium paid by ViRexx over the carrying value of the net assets of AltaRex was allocated to the acquired intellectual property owned by AltaRex. This resulted in a significant future tax liability based on the difference between the tax cost base of the acquired intellectual property and its net book value for accounting purposes.  With the impairment loss on the acquired intellectual property recognized in December 2007 the liability associated with this asset was eliminated.

ViRexx, as the parent company, has incurred significant operating losses and has other tax assets, such as scientific research and experimental development credits that can be used to reduce future taxable income. Management’s assessment of the value of these non-capital losses carried forward is based on its best estimate of the ability of the Company to utilize these non-capital losses and tax credits to offset future taxable income. Judgments as to the timing and potential use of such non-capital losses and tax credits are made on the best information available and are reassessed periodically.  Currently management is not of the opinion that the realization of these future income tax assets is more likely than not, therefore management has recorded a valuation allowance such that no future income tax asset has been recorded in the consolidated financial statements.

SUBSEQUENT EVENT

On April 3, 2008, it was announced that Mr. Peter P. Smetek, Jr. ceased to be a director of the Company.

On April 23, 2008, Mr. Erich Bam ceased to be an Officer of the Company and no longer acts as the Chief Operating Officer.

On May 6, 2008, the Company received notification from the AMEX that it was no longer in compliance with certain of the AMEX’s continued listing standards set forth in Part 10 of the AMEX Company Guide (“Company Guide”) and the Company has therefore become subject to the procedures and requirements of  Section 1009 of the Company Guide.

Specifically, the Company is not in compliance with Section 1003(a)(i) of the Company Guide with stockholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years, Section 1003(a)(ii) of the Company Guide with stockholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years, Section 1003(a)(iii) of the Company Guide with stockholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide in that it has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the AMEX, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

In order to maintain its AMEX listing, the Company must submit a plan by June 6, 2008 addressing how it intends to regain compliance with Section 1003(a)(iv) of the Company Guide by November 6, 2008 and Sections 1003(a)(i), (ii), (iii) of the Company Guide by November 6, 2009 .

LIQUIDITY AND CAPITAL RESOURCES

	March 31, 2008	December 31, 2007	March 31, 2007
Cash and cash equivalents	$ 1,046,167	$ 2,533,105	$ 291,076
Short-term investments	42,499	42,143	7,933,836
	$ 1,088,666	$ 2,575,248	$ 8,224,912

As at March 31, 2008, the Company’s cash and cash equivalents and short-term investments totaled $1,088,666 as compared with $2,575,248 at December 31, 2007. The Company’s net cash used from operating activities amounted to $1,485,278 for the three months ended March 31, 2008, reflecting the Company’s corporate administration expenses, including costs incurred for the public offering, and research and development expenses.   As at April 30, 2008 the Company’s cash and cash equivalents and short-term investments totaled approximately $500,000.

Currently the Company has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income to finance operations. Revenues from operations are not expected until certain milestone and royalty payments from license and collaboration agreements have been earned, or commercialization of a product candidate has occurred.

The Company believes that its cash and cash equivalents and short-term investments will be sufficient to satisfy the Company’s anticipated operating requirements into the second quarter of 2008.

Currently Management is preparing a short form prospectus of a rights offering (“Offering”) to all existing shareholders of the Company.  The record date for this transaction has not yet been determined but is expected to be in May 2008.  Each shareholder who is eligible to participate in the offering will receive one Right for each share owned.  Each Right will entitle the holder to receive one share of the Company’s common stock that the Company has applied for registration on the TSX and the AMEX.  Management expects the offering to be complete in May 2008 and to raise net proceeds to provide the Company with operating capital for approximately 12 months. The Company is continuing negotiations to secure a Standby Guarantor for the rights offering. In the event these negotiations are not successful, the Board of Directors of the Company will undertake a strategic review of its alternatives.

The Corporation has applied to list on the TSX the Rights distributed under this short form prospectus and the Shares issuable upon the exercise of the Rights.  Approval of such listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.  The Corporation has applied to list the Shares issuable upon the exercise of the Rights (but not the Rights themselves) on the AMEX. Approval of such listings will be subject to the Company fulfilling all of the listing requirements of the AMEX.

The Rights may not be transferred to any person in the United States or to any U.S. person within the meaning of Regulation S under the United States Securities Act of 1933, as amended. Shareholders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

    The subscription price of each right has not yet been determined but will be equal to the weighted average closing price of the Company’s common shares on the TSX for each of the trading days on which there was a closing price during the three trading days immediately preceding the date of the final prospectus in respect of the Offering, less a discount of 25%.

The Company has engaged a Dealer Manager to act as financial adviser to the Company and to solicit the exercise of the Rights. The Company has agreed to pay the Dealer Manager an advisory fee equal to 6% of the gross proceeds of the Offering but before deducting the other expenses of the Offering.  In addition to the advisory fee, the Dealer Manager will also be issued a compensation warrant (the “Dealer Warrant”) entitling the holder thereof to purchase such number of common shares of the Company equal to 6% of the Rights exercised under this Offering.  The Dealer Warrant will be exercisable at the subscription price and will expire 18 months after the completion of the Offering.

Management is considering all financing alternatives and is seeking to raise additional funds for operations from all potential sources. This disclosure is not an offer to sell, nor a solicitation of an offer to buy securities of the Company. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms. At March 31, 2008, there was substantial doubt that the Company would be able to continue as a going concern. The unaudited interim consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classification used, that would be necessary if the going concern were not appropriate and these adjustments could be material.

Projections of further capital requirements are subject to substantial uncertainty. Working capital requirements may fluctuate in future periods depending upon numerous factors, including: results of research and development activities; progress or lack of progress in preclinical studies or clinical trials; drug substance requirements to support clinical programs; the ability to achieve milestone payments under current licensing partner collaborations or any other collaboration the Company establishes that provide funding; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; establishment of marketing and sales capabilities; business development activities; new regulatory requirements implemented by regulatory authorities; and the timing and outcome of any regulatory review process or commercialization activities, if any.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2008, the Company did not have any material off-balance sheet arrangements other than those listed under the Contractual Obligations and Commitments described below and those disclosed in Note 9 to the unaudited interim consolidated financial statements for the three months ended March 31, 2008.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company periodically enters into long-term contractual arrangements for the lease of office and laboratory facilities and product candidate manufacturing for clinical trials. The following table presents commitments arising from these arrangements currently in force over the next three years:

	Total	< 1 year	1 – 3 years
Operating lease obligations	$ 366,969	$ 86,914	$ 280,055
Product candidates manufacturing obligations	15,750	6,750	9,000
Capital lease obligation	4,271	4,271	-
Total contractual obligations	$ 386,990	$ 97,935	$ 289,055

Notes:  Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007 and in respect of the 2007 year end reporting period.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the three months period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, these controls.

CRITICAL ACCOUNTNG POLICIES AND ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  We believe that our most critical accounting policies and estimates relate to the following areas, with reference to notes contained in the interim consolidated financial statements:

▪	Income Tax Provision
▪	Legal Claims
▪	Stock Based Compensation

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with its Audit Committee of our Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. A summary of significant accounting policies and estimates and a description of accounting policies that are considered significant may be found in the Note 4 to the audited consolidated financial statements for the year ended December 31, 2007.

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

    The Company has various legal and administrative proceedings, principally related to former employee claims for wrongful dismissal. The Company may make a provision for those proceedings and may make additional significant provisions for such legal proceedings, as required in the event of further developments. Litigation is inherently unpredictable. The Company may in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2006.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements.  The new standards and accounting policy changes are as follows:

a)	Capital Disclosures (CICA Handbook Section 1535)

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 1535 “Capital Disclosures”.  This Section establishes standards for disclosing information about an entity's capital and how it is managed in order that a user of the financial statements may evaluate the entity's objectives, policies and processes for managing capital. This new Section did not have a material effect on the Company's consolidated financial statements.  Disclosure requirements pertaining to Capital Disclosures are contained in note 18 of the unaudited interim consolidated financial statements.

b)	Inventories (CICA Handbook Section 3031)

Effective January 1, 2008, the Company adopted CICA Section 3031 “Inventories”. This Section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. This Section did not have a material effect on the Company's unaudited interim consolidated financial statements.

c)	Financial Instruments: Disclosures (CICA Handbook Section 3862)/ Presentation (CICA Handbook Section 3863)

Effective January 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which replaces Section 3861 “Financial Instruments – Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The adoption of these Sections did not have a material effect on the Company's unaudited interim consolidated financial statements.  The new disclosure requirements pertaining to these Sections are contained in note 19 of the unaudited interim consolidated financial statements.

d)	General standards of financial statement presentation (CICA Handbook Section 1400)

In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;

(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.  The new disclosure requirements pertaining to this Section are contained in note 1 of the unaudited interim consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCMENTS

a)	Convergence to International Financial Reporting Standards (“IFRS”)

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with IFRS over a transitional period. The changeover date from current Canadian GAAP to IFRS will be January 1, 2011. The impact of this transition on the Company's consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.

b)	Goodwill and Intangible Assets (CICA Handbook Section 3064)

In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new Section for its fiscal year beginning January 1, 2009. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2008	2007				2006
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
Research and development costs	630	1,125	1,355	1,210	1,071	1,476	1,506	1,411
Net loss	1,723	2,924	3,188	1,915	23,541	3,326	3,365	8,493
Basic and diluted net loss per common share	0.02	0.04	0.04	0.03	0.32	0.05	0.05	0.11
Weighted average number of common shares outstanding (000’s)	72,761	72,761	72,761	72,761	72,761	70,281	70,343	68,921

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Three Months Ended March 31, 2008

Outstanding Share Data	March 31, 2008	December 31, 2007	March 31, 2007
Common shares issued and outstanding                                               72,760,717                                                            2,760,717                                      72,760,717
Stock options outstanding                                                                                                 5,232,811                                    5,332,811                                                6,710,683
Warrants outstanding                                                                                                     2,618,182                                  14,618,181                                          17,039,571

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants would generate proceeds of approximately $7,938,342.  Subsequent to March 31, 2008, an additional 800,000 warrants expired.